

07001758

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S MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEIDTKE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 4TH AVENUE NORTH, SUNTRUST BANK BUILDING, SUITE 1950
(No. and Street)

NASHVILLE (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYMAN O. HEIDTKE (615) 254-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BAKER GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17TH AVENUE SOUTH (Address) NASHVILLE (City) TN (State) 37212 (Zip Code)



PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYMAN O. HEIDTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIDTKE & COMPANY, INC., as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BERNADINE B. LeBLANC
Notary
Public
At
Large
DAVIDSON COUNTY, TENN.

Signature

President

Title

Notary Public

My Commission Expires
January 26, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HEIDTKE & COMPANY, INC.

MARCH 31, 2007

TABLE OF CONTENTS



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Heidtke & Company, Inc.
Nashville, Tennessee

We have examined the accompanying statement of financial condition of Heidtke & Company, Inc. as of March 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidtke & Company, Inc. as of March 31, 2007, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C.
Certified Public Accountants

May 23, 2007

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HEIDTKE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

ASSETS

Cash	$ 17,712
Cash segregated under federal and other regulations (Note 3)	0
Receivables from brokers and dealers:	
Commissions receivable	59,317
Other receivables	25,581
Receivables from non customers	6,775
Securities owned (Note 2):	
Marketable, at market value	396,921
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $61,520	19,682
Other Assets	8,075
Total Assets	$534,063

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers & dealers	$ 35,669
Payable to non customers	18,036
Accounts payable, accrued expenses, and other liabilities	86,271
Total Liabilities	139,976
Stockholder's equity	
Common stock	
$1 par value, 100,000 shares authorized and 1,282 shares outstanding	1,282
Additional paid-in capital	111,593
Retained earnings	281,212
Total Stockholder's Equity	394,087
Total Liabilities and Stockholder's Equity	$534,063

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2007

Revenues	
Commissions and fees	$1,062,381
Net dealer inventory and investment gains (loss) (Net unrealized gain of $150,011 - Note 2)	94,104
Interest and dividends	23,031
Total Revenue	1,179,516
Expenses	
Commissions	178,183
Clearing fees	213,207
Professional fees	11,465
Insurance	1,109
Interest expense	0
Telephone & answering service	21,210
Rent	44,211
Wages	442,320
Taxes	41,299
Regulatory fees	19,936
Dues, licenses & subscriptions	4,772
Employee benefit program	19,022
Entertainment	25,635
Postage	4,705
Equipment expense	51,493
Travel	13,475
Office supplies	20,363
Parking	9,674
Depreciation and amortization	12,073
Contributions	1,050
Total expenses	1,135,202
Income before income taxes	44,314
Income taxes	11,190
Net income	$ 33,124

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2007

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance	1,282	$1,282	$111,593	$273,088	$385,963
Net Income for Year				33,124	33,124
Dividends Paid				(25,000)	(25,000)
Ending Balance	1,282	$1,282	$111,593	$281,212	$394,087

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2007

Cash flows from operating activities	
Net income	$ 33,124
Adjustments to reconcile net income to net cash provided by Operating Activities:	
Depreciation and amortization	12,073
Increase in receivables	(706)
Increase in investment securities	(112,454)
Increase in other assets	(425)
Increase in payable to clearing broker	45,988
Decrease in accrued expenses	(12,689)
Net cash provided (used) by operating activities	(35,089)
Cash flows from Investing Activities	
Purchase of Equipment	(3,499)
Net cash provided (used) by investing activities	(3,499)
Cash flows from Financing Activities	
Dividends Paid	(25,000)
Net cash provided (used) by financing activities	(25,000)
Net decrease in cash and cash equivalents	(63,588)
Cash and cash equivalents at beginning of year	81,300
Cash and cash equivalents at end of year	$ 17,712

Supplemental Information:	
Income taxes	$6,920
Interest expense	0

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting which is in conformity with generally accepted accounting principles. Accordingly, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid.

Business Activity
The Company operates a stock brokerage firm in Nashville, Tennessee.

Depreciation - The Corporation has elected to use the accelerated method of depreciation for tax purposes and the straight-line method of depreciation for financial reporting purposes.

Income Taxes - Income taxes are provided for based on the income reported on the financial statements which is materially the same as the taxes reported on the tax returns.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments with Off-Balance Sheet Risk - In the normal course of business the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007 the Company had net capital of $271,610 which was $171,610 in excess of its required net capital of $100,000.

Qualified Deferred Compensation Plan - The Company maintains a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $19,022 for the current year.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS - continued

MARCH 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - UNREALIZED GAIN AND (LOSS) ATTRIBUTABLE TO INVESTMENTS

	Stocks	Cost	Market	Unrealized Gain(loss)
25,000 shs	Bontex Inc.	$ 6,704	$ 5,105	$ (1,599)
5,000 shs	Euroseas Ltd.	33,754	49,950	16,196
5,653 shs	Flextronics Int'l	3,500	61,844	58,344
3,000 shs	Genco Shipping & Trading Ltd.	51,814	95,340	43,526
14,000 shs	Genl Employment Entpr Inc.	24,228	32,340	8,112
5,000 shs	Highway Holdings Ltd	20,246	21,950	1,704
300 shs	NASDAQ Stk Mkt Inc	8,100	8,823	723
2,000 shs	National Health Invs Inc	31,623	62,680	31,057
9,000 shs	PDS Gaming Corp	17,997	9,000	(8,997)
68,000 shs	Speizman Industries Inc	684	680	(4)
5,000 shs	Supreme Industries Inc	33,008	29,250	(3,758)
2,710 shs	T-Bay Holdings Inc	2,176	6,639	4,463
16,900 shs	The Washtenaw Group, Inc	1,069	676	(393)
	Preferred Stocks			
1,491 shs	Aristotle Corp 11% Conv. Pfd	12,007	12,644	637
		246,910	396,921	150,011

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS - continued

MARCH 31, 2007

NOTE 4 - LEASES

The Company leases office space under an operating lease expiring on May 1, 2009. Rent expenses for the year ending March 31, 2007 was $44,211. Future minimum payments due on the non-cancelable lease are as follows:

Fiscal Year Ending	Annual Payments
2008	43,620
2009	44,929
2010	3,753
	$92,302

NOTE 5 - RELATED PARTY

The Company received commissions from it's stockholder for the execution of trades for a Limited Partnership in which the stockholder is also the general partner. The total commission income received for these transactions in the current year was $612,112. The related accounts receivable amounted to $0.

HEIDTKE & COMPANY, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC

AS OF MARCH 31, 2007

Total stockholder's equity from Statement of Financial Condition		$394,087
Total stockholder's equity qualified for net capital		394,087
Deductions and/or charges		
A. Non-allowable assets		
Petty cash	$ 150	
Receivable from brokers or dealers	96	
Receivable from non-customers	6,775	
Furniture & equipment	19,682	
Other assets	7,925	
		34,628
Net capital before haircuts		359,459
Other securities	68,944	
Undue concentration	18,905	
Haircuts on securities		87,849
NET CAPITAL		$271,610

HEIDTKE & COMPANY, INC.
SCHEDULE 2
Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1
AS OF MARCH 31, 2007

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$473,201	$ (79,114) (1)	$394,087
3. Total	473,201	(79,114)	394,087
5. Total capital	473,201	(79,114)	394,087
6. A. Non-allowable assets	43,201	8,573 (2)	34,628
Total deductions	43,201	8,573	34,628
8. Net capital before haircuts	430,000	(70,541)	359,459
9. Haircuts on securities:			
C. 4. Other Securities	68,722	222 (3)	68,944
D Undue Concentration	14,672	4,233 (4)	18,905
Total haircuts	83,394	4,455	87,849
10. Net capital	$346,606	$ (74,996)	$271,610

(1)	Accrual of year end bonuses	$ (75,000)
	Recording of additional fixed assets	3,499
	Adjustment of depreciation expense	(12,073)
	Adjustment of corporate income taxes	9,996
	Accrual of various month end expenditures	(5,536)
		$ (79,114)
(2)	Net increase in furniture and equipment	$ 8,573
(3)	Change due to math errors in calculation	$ 222
(4)	Due to change in current capital after audit adjustments	$ 4,233

HEIDTKE & COMPANY, INC.

SCHEDULE 3

COMPUTATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC

AS OF MARCH 31, 2007

Heidtke & Company, Inc. did not carry any margin accounts, maintained no securities on hand, promptly transmits all customer funds, and will not otherwise hold funds or securities for, or owe money or securities to, customers, and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Heidtke & Company, Inc." thereby meeting the conditions of Rule 15c3-3(k)(2)(i) exempting it from the requirements of Customer Protection Rule 15c3-3.

HEIDTKE & COMPANY, INC.

SCHEDULE 4

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF MARCH 31, 2007

Minimum net capital required	$ 9,332
Minimum dollar net capital requirement of reporting broker	$100,000
Net capital requirements	$100,000
Excess net capital	$171,610

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Total liabilities from statement of financial condition	$139,976
Less: non aggregate indebtedness	0
AGGREGATE INDEBTEDNESS	$139,976

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$139,976	
Net capital	$271,610	51.54%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED MARCH 31, 2007

Beginning Balance	$ 0.00
Additions	0.00
Deductions	0.00
Ending Balance	$ 0.00



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5

Heidtke & Company, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Heidtke & Company, Inc., for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

The Baker Group, P.C.
Certified Public Accountants

May 23, 2007

END